Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: August 10, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of the documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

THE FOLLOWING IS A PRESS ANNOUNCEMENT RELEASED ON AUGUST 10, 2005.

10 August 2005
Joint Announcement by Royal Dutch Shell plc (‘Royal Dutch Shell’) and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (‘Royal Dutch’)
Result of subsequent offer acceptance period and commencement of buy back programme
Royal Dutch Shell announces that at the close of the subsequent offer acceptance period in respect of the offer by Royal Dutch Shell to exchange Royal Dutch Shell shares or ADRs for all outstanding Royal Dutch shares (‘Royal Dutch Offer’) at 3:00 p.m. Amsterdam time on 9 August 2005, Royal Dutch shareholders had tendered 2,042,543,273 ordinary shares in the share capital of Royal Dutch representing 98.70% of all issued and outstanding ordinary shares in the capital of Royal Dutch (‘Royal Dutch Shares’). This includes all shares accepted for exchange in the initial offer period and 147,886,953 Royal Dutch Shares tendered (7.15% of all issued and outstanding Royal Dutch Shares) in the subsequent offer acceptance period. These figures include 7,033,283 New York Registered Shares tendered pursuant to notice of guaranteed delivery during the subsequent offer acceptance period.
Buybacks
With the end of the subsequent offer acceptance period, Royal Dutch Shell will commence its buyback programme, effective 10 August 2005, continuing the commitments previously made by Royal Dutch and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’). Given strong cash generation for the first half of 2005, buybacks are expected to be at the upper end of the $3-$5 billion guidance for 2005. Approximately $0.5 billion in share buybacks have been completed already in 2005 prior to the commencement of the Royal Dutch Offer.
As announced on 19 May 2005, Royal Dutch Shell expects to buy back A shares in preference to B shares, considering, amongst other factors, the prevailing market price and relative tax treatment of A shares and B shares.
Remaining Royal Dutch Shares
Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch Shares. This could include a squeeze out procedure, engaging in one or more corporate restructuring transactions, such as a merger, liquidation, transfer of assets or conversion of Royal Dutch into another form or corporate entity, or changing the Royal Dutch articles of association to alter the corporate or capital structure in a manner beneficial to Royal Dutch Shell. Further, Royal Dutch Shell could engage in one or more transactions with minority holders of Royal Dutch Shares which may include public or private exchanges, tender offers or purchases for consideration consisting of Royal Dutch Shell Shares, other securities or cash.
It is expected that an announcement relating to how Royal Dutch Shell may obtain 100% of the Royal Dutch Shares will be made within the third quarter of 2005.
Delisting
As announced on 2 August 2005, following the achievement of an acceptance level in the Royal Dutch Offer in excess of the 95% required to de-list from Euronext Amsterdam, Royal Dutch Shell requested that Royal Dutch seek de-listing from Euronext Amsterdam. A request from Royal Dutch to de-list has subsequently been approved by Euronext Amsterdam, and the last day of trading of Royal Dutch Shares on Euronext Amsterdam will be 30 September 2005.
Royal Dutch Shell also requested that Royal Dutch seek de-listing from the New York Stock Exchange. In accordance with New York Stock Exchange procedures, Royal Dutch has furnished the New York Stock Exchange with a copy of a board resolution in respect of de-listing. Royal Dutch expects to file an application with the US Securities and Exchange Commission to withdraw the Royal Dutch Shares from listing on the New York Stock Exchange, as required by US Securities Laws, in the near future.
Following de-listing on Euronext Amsterdam and the New York Stock Exchange no stock exchange will list Royal Dutch Shares. While Royal Dutch Shares could continue to be traded in the over-the-counter market and price quotations could be reported, there can be no assurance that such an over-the-counter market will develop. The extent of the public market for Royal Dutch Shares and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in Royal Dutch Shares, and the possible termination of registration of Royal Dutch Shares under the US Securities Exchange Act of 1934, which would adversely affect the amount of publicly available information with respect to Royal Dutch.
This announcement is made pursuant to article 9b paragraph 1 of the 1995 Decree on the Supervision of Securities Trade.
Enquiries:

Media
UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713
Netherlands:
Herman Kievits	+31 70 377 8750

Institutional Investors
UK:
David Lawrence	+44 20 7934 3855
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

Private Investor Call Centres
UK Call Centre:	Freephone 0800 169 1679 (+44 1903 276323 from outside the UK) Monday to Friday 8:30 a.m. to 5:30 p.m., London time
US Call Centres:
Holders of Royal Dutch New York Registered Shares: Within the US call toll free (877) 278 4235, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time
Holders of Shell Transport ADRs: Within the US call toll free (877) 278 6357, outside of the US call +1 212 440 9800 Monday to Friday 9.00 a.m. to 11.00 p.m., New York time
Legal notices
Holders of ordinary shares of Royal Dutch are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch Offer that have been filed with, or furnished to, the US Securities and Exchange Commission (the ‘SEC’) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which have been filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of any of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and Shell Transport can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained, free of charge at the Royal Dutch Shell website at www.shell.com/unification or free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.
The distribution of this announcement in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors are advised to seek expert financial advice before making any decisions as regards the proposals, including the Royal Dutch Offer referred to in this announcement.